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Eric Creekmore • You
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3w •

Reconnecting with people just got 99% easier and 100% less awkward.
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Imagine knowing ahead of time when someone you actually...
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Adam Bremer and 2 others

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Eric Creekmore • You
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4w •

Reflecting on the last 3 years of building Thr Technologies Inc. I've spent time (and a lot of money) learning things I never imagined coming from ...more

Alonso Sanchez and 6 others 3 comments

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